Exhibit 99.1

 **Constellation Brands** PRESS *release*

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Bill Newlands Named Constellation Brands President and COO; Rob Sands Remains CEO

VICTOR, N.Y., Feb. 14, 2018 – Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, today announced that Bill Newlands has been promoted to president and chief operating officer (COO). Rob Sands, who previously held the title of president and chief executive officer (CEO), will continue to serve as the company's CEO.

"Bill is a dynamic leader who has demonstrated an ability to advance our strategic priorities and strengthen our innovation capabilities in ways that further bolster our position as a leading total beverage alcohol company," said Sands. "I look forward to working with Bill to ensure our company continues to deliver long-term, sustainable growth that outpaces the market and competition."

In his expanded role, Newlands will have oversight and accountability for all operating aspects of the company and ultimately advancing Constellation Brands' position as an industry leader.

"Constellation Brands' success story is over 70 years in the making and I believe the best is yet to come," said Newlands. "I'm honored to work with our Executive Chairman Richard Sands, CEO Rob Sands and our executive team to continue building on our success as we move forward."

Newlands has more than 30 years of experience in the beverage alcohol industry. He joined Constellation Brands in 2015 as EVP, chief growth officer. In 2016, his role expanded to include leadership of the company's Wine & Spirits Division, and in 2017 he became the company's COO. Newlands previously served as president, North America at Beam, Inc. Under his leadership, Beam became one of the fastest-growing companies in its category.

Previous appointments include president, Beam Spirits U.S. (2008-2010); president, Beam Wine Estates (2005-2007); president and CEO, Allied Domecq Wines USA (2002-2005); CEO and board director, wine.com (1999-2001); managing director, U.S. and global marketing officer, LVMH Chandon Estates (1996-1999).



About Constellation Brands

Constellation Brands (NYSE: STZ and STZ.B), a Fortune 500® company, is a leading international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy and Canada. Constellation is the No. 3 beer company in the U.S. with high-end, iconic imported brands such as Corona Extra, Corona Light, Modelo Especial, Modelo Negra and Pacifico. The company's beer portfolio also includes Ballast Point, one of the most awarded craft brewers in the U.S. In addition, Constellation is the world leader in premium wine, selling great brands that people love, including Robert Mondavi, Clos du Bois, Kim Crawford, Meiomi, Mark West, Franciscan Estate, Ruffino and The Prisoner. The company's premium spirits brands include SVEDKA Vodka, Casa Noble Tequila and High West Whiskey.

Based in Victor, N.Y., the company believes that industry leadership involves a commitment to brand building, our trade partners, the environment, our investors and to consumers around the world who choose our products when celebrating big moments or enjoying quiet ones. Founded in 1945, Constellation has grown to become a significant player in the beverage alcohol industry with more than 100 brands in its portfolio; about 40 wineries, breweries and distilleries; and approximately 10,000 talented employees. We express our company vision: *to elevate life with every glass raised*.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

MEDIA CONTACTS
Mike McGrew 773-251-4934 | **Amy Martin** 585-678-7141

INVESTOR RELATIONS CONTACTS
Patty Yahn-Urlaub 585-678-7483 | **Bob Czudak** 585-678-7170

Rob Sands



Chief Executive Officer

Bill Newlands



President and Chief Operating Officer
